Contact

www.linkedin.com/in/patricia-
holbrook-a1374636 (LinkedIn)

Top Skills

Annual Budgeting

General Accounts

Financial Audits

Patricia Holbrook

Financial Management

Braintree, Massachusetts, United States

Experience

Connected Living

Chief Financial Officer

October 2010 - July 2023 (12 years 10 months)

CFK & Associates

Senior Financial Advisor

January 2004 - October 2010 (6 years 10 months)

Arnold Worldwide

VP Corporate Controller

June 1982 - September 2003 (21 years 4 months)

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Various Companies

Financial Consultant

July 2023 - Present